Suying Li
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628

RE:	US Natural Gas Corp.(“USNG”) Item Form 10-K Filed April 15, 2010 File No. 333-154799

Dear Ms. Li:

We have received the United States Securities and Exchange Commission’s (the “Commission”) comments regarding USNG’s Form 10-K filing for the year ended December 31, 2009.  This Form 10-K was filed with the Commission on April 15, 2010.  We have provided our responses following your comments as contained in your correspondence dated May 5, 2010 provided to us by USNG.

2.
We note you appointed Louis Gutberlet, CPA of LGG & Associates, PC (“LGG”) as your independent auditor on April 12, 2010.  We also note that LGG issued an audit report dated April 15, 2010 on your (USNG’s) financial statements for the fiscal year ended December 31, 2009.  Please ask your auditor to explain to us in reasonable detail, how they were able to complete their audit in 3 (three) days.

RESPONSE:

We have incorporated, for your benefit, our planning memo prepared for this engagement.  In summary, audits of the financial statements of most, but not all, oil and natural gas producing activities focus primarily on an issuer’s oil and gas properties.  Evaluating the accumulation and recovery of costs associated with its properties is central to the audit process and to determining whether the financial statements present fairly in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) financial position, results of operations, and cash flows.

However, USNG is a development stage enterprise.  Therefore, our audit focus was not on USNG’s oil and gas properties, but on its financing activities.

We relied on USNG’s predecessor auditors primarily for substantiation of the composition of long-term assets and liabilities accumulated in prior periods, and in particular shareholders’ equity transactions, the restatement of previously issued financial statements (more on this later), and subsequent events.

These items are covered extensively on a Form 10-K/A, which was not filed as of May 5, 2010 (the date of your inquiry).  The auditor’s report included with this Form 10-K/A was dated February 11, 2010.

Our consideration of materiality was a matter of our professional judgment.  Our judgments were influenced by our perception of the needs of the users of USNG’s financial statements.  These judgments were also made in light of surrounding circumstances and necessarily involved both quantitative and qualitative considerations.

Our planning memo follows:

US NATURAL GAS CORP
Planning Memo
December 31, 2009

Gain an Understanding and Confirm that Understanding

Organization and Nature of Operations

US NATURAL GAS CORP (formally Adventure Energy, Inc.)  (“USNG”) is a Florida corporation formed on March 28, 2008.  USNG is a small, independent oil and natural gas producing company engaged in exploration, development, and production activities in the Appalachian Basin, particularly in Kentucky and West Virginia.  USNG’s business strategy focuses primarily on the drilling and acquisition of proved developed and underdeveloped properties and on the enhancement and development of these properties.

Development Stage Enterprise

USNG is also a Development Stage Enterprise.  Accordingly, USNG is devoting substantially all of its efforts to establishing a new oil and natural gas producing business and one of the following conditions exists:

●	Planned principal business operations have not commenced.

●	Planned principal business operations have commenced, but there are insignificant revenues therefrom.

Accordingly, USNG is devoting most of its efforts and  activities to financial planning, raising capital, exploring for natural resources, developing those natural resources, research and development, establishing sources of supply, acquiring plant and equipment (gathering systems, etc.), and other operating assets, such as mineral rights, developing markets, and starting up natural gas and oil production.

Financial statements issued by a development stage enterprise must present its assets and liabilities, results of operations, and cash flows in conformity with generally accepted accounting principles (US GAAP) applicable to established operating entities and shall include the following:

●	A balance sheet, including any cumulative net losses reported with a descriptive caption such as “deficit accumulated during the development stage” in shareholders’ equity.

●	An operating statement, showing the amount of revenue and expenses for each period covered by the operating statement and, in addition, cumulative amounts from the enterprise’s inception.

●	A statement of changes in shareholders’ equity showing from the enterprise’s inception:

o	For each issuance, the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration.

o
For each issuance, the dollar amounts (per share or other equity unit and in total) assigned to the consideration received for shares of stock, warrants, rights, or other equity securities.  In addition, dollar amounts are assigned to any noncash consideration received.

o	For each issuance involving noncash consideration, the nature of the noncash consideration and the basis for assigning amounts.

●	A statement of cash flows, showing cash inflows and cash outflows for each period for which an operating statement is presented and, in addition, cumulative amounts from the enterprise’s inception.

Let us not forget that “the provisions of Financial Accounting Standards Board (“FASB”) Statements (now FASB Accounting Standards Codification) need not be applied to immaterial items.”

Audit Objectives

Financial accounting for oil and gas producing activities is unique in many areas and consequently presents special challenges.  That is, determining whether the financial statements present financial position, results of operations, and cash flows in conformity with US GAAP.

The objective of an audit of the financial statements of a company with oil and gas producing activities is to express an opinion on whether its financial statements present fairly, in all material respects, in conformity with US GAAP or some other comprehensive basis of accounting.  To accomplish that objective, it is our responsibility to plan and perform the audit to obtain reasonable assurance (a high, but not absolute, level of assurance) about whether the financial statements are free of material misstatements, whether caused by errors or fraud.

Audits of the financial statements of most, but not all, oil and gas producing activities focus primarily on the company’s properties.  Evaluating the accumulation and recovery of costs associated with properties is central to the audit process and to determining whether the financial statements present fairly in conformity with US GAAP financial position, results of operations, and cash flows.

However, USNG is a development stage enterprise and its oil and natural gas properties amount to only $224,000.  Therefore, audit focus will not be USNG’s oil and gas properties, but will be its financing activities and a note receivable of $1,225,000 representing 62% of total assets.  Oil and gas properties are only 11% of total assets.

Reliance on Predecessor Auditors

We will rely on both of the predecessor auditors – Drakeford & Drakeford, LLC (2008 Form 10-K) and Michael T. Studer CPA, PC (2008 Form 10-K/A) for the following

●
substantiation of the composition of long-term assets and liabilities accumulated in past years, for example, oil and gas properties, plant and equipment, and in particular shareholders’ equity transactions, Restatement of Previously Issued Financial Statements, and Subsequent Events,

●	substantiation of the balance of short-term assets and liabilities, for example, accounts receivable, inventories, accounts payable, in the prior period, and

●	substantiation of the accounting principles and methods used in the prior period.

Materiality

Our consideration of materiality is a matter of professional judgment.  These judgments are influenced by our perception of the needs of users of a client’s financial statements.  Materiality judgments are also made in light of surrounding circumstances and necessarily involve both quantitative and qualitative considerations.

Planning materiality and tolerable misstatement are not that useful in these particular circumstances.  Why, because total assets are less than $2,000,000 (see previous discussion under audit objectives) and operating expenses attributable to stock issuances equal 78% for the year ended December 31, 2009 and 83% from inception (March 28, 2008) through December 31, 2009 (see the previous discussion under audit objectives concerning financing activities).

As indicated previously, judgments about materiality include both quantitative and qualitative information.  Because of the interaction of quantitative and qualitative considerations in materiality judgments, misstatements of relatively small amounts that come to our attention could have a material effect on the financial statements.  For example, an illegal payment of an otherwise immaterial amount could be material if there is a reasonable possibility that it could lead to a material contingent liability or a material loss of revenue.  Therefore, our judgments about whether a particular misstatement is material are influenced, in fact, by qualitative considerations as well as quantitative computations.  The following are examples of qualitative considerations

●	Effect on other financial statements components (that is, the pervasiveness of the misstatement),

●	Effect of misstatement on overall trends, especially trends in profitability, such as a misstatement that reverses a downward trend of earnings,

●	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the issuer,

●	Whether the misstatement changes a loss into income or vice versa,

●	Whether the misstatement concerns a segment or other portion of the issuer’s business that has been identified as playing a significant role in the issuer’s operations or profitability,

●	Effect on earnings per share,

●	Significance of the financial statement element or portion on the company’s business affected by the misstatement,

●	Effect of the misstatement on the company’s compliance with loan covenants, other contractual agreements, or regulatory requirements,

●	The existence of statutory or regulatory requirements affecting materiality thresholds,

●	A misstatement that affects management’s compensation (for example, meeting an earnings target might trigger a bonus),

●	The sensitivity of the circumstances (such as implications of misstatements involving fraud, possible illegal acts, violations of contractual provisions, or conflicts of interest),

●	The effects of misclassifications that could be significant to the financial statement users,

●
Significance of the misstatement or disclosures in relation to known user needs (for example, the significance of earnings and earnings per share to public-company investors or the effects of misstatements or disclosures of earnings when contrasted with expectations),

●	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate,

●	The motivation of management,

●	Offsetting effects of individually significant misstatements,

●	Potential effect on future periods,

●	Cost of making the correction, and

●	The risk of possible additional undetected misstatements.

Our audit planning involves developing an overall strategy for the expected conduct, organization, and staffing of the engagement.  The nature, timing, and extent of planning vary with the size and complexity of the client, and with our experience with the client and an understanding of the client and its environment, including, but not limited to, its system of internal control over financial reporting.

Finally, we worked on this around-the-clock to the exclusion of other clients.

3.
We note that the 2008 financial statements have been restated.  In view of this, ask your auditor to explain to us what procedures were performed with respect to the quarterly financial statements for the interim periods of the year ended December 31, 2009.

RESPONSE:

Had the predecessor auditor not signed the auditor’s report in Form 10-K/A, we would not have proposed a restatement of the prior period financial statements.  As disclosed in Note J to the consolidated financial statements included in Form 10-K/A

These financial statements (which were previously included in the Company’s Form 10-K filed with the SEC on March 27, 2009) have been restated in order to correct errors relating to the accounting for certain marketable equity securities transactions and issuances of common stock.  As previously reported, the Company failed to account for securities transactions executed in 2008 but settled in 2009.  As previously reported, the Company incorrectly valued issuances of common stock to its two officers for expense reimbursements (76,837 shares) and for the sale of common stock (40,000 shares) at $.35 per share which should have been valued at $.25 per share.

The effect of the restatement adjustments on the balance sheet at December 31, 2008 was to reduce assets and shareholders’ equity by $640.  Within the shareholders’ equity section of the balance sheet, common stock increased $1, additional paid-in capital decreased by $11,675, and the deficit accumulated during the development stage decreased $11,134.  These restatements and the decrease of $11,773 in operating expenses and the decrease of $639 in net gains from marketable equity securities are not material – either quantitatively or qualitatively.

The quarter in which these “errors” occurred is also immaterial.

Please contact us at (770) 513-1752 with any other questions or comments.

Sincerely,

/s/ Louis Gutberlet
Louis Gutberlet, CPA on behalf of
      LGG & Associates, PC

May 28, 2010
Lawrenceville, Georgia